SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from              to             .

Commission File Number 001-07845

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

LEGGETT & PLATT, INCORPORATED

401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LEGGETT & PLATT, INCORPORATED

NO. 1 LEGGETT ROAD

CARTHAGE, MISSOURI 64836

REQUIRED INFORMATION

(As required by Items 1 through 3)

A.

LEGGETT & PLATT, INCORPORATED

401(k) PLAN AND TRUST

EIN 44-0324630 PN 025

December 31, 2005 and 2004

*	Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Leggett & Platt, Incorporated

401(k) Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Leggett & Platt, Incorporated 401(k) Plan and Trust (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Delinquent Participant Contributions and Schedule of Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

St. Louis, MO

June 19, 2006

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2005	2004
ASSETS
Investments, at fair value	$69,590,566	$51,592,822
Receivables
Employee contributions	68,582	53,326
Due from broker	37	—

Total assets	69,659,185	51,646,148

LIABILITIES
Due to broker	—	407

Total liabilities	—	407

NET ASSETS AVAILABLE FOR BENEFITS	$69,659,185	$51,645,741

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Years Ended December 31,

	2005	2004
Additions
Investment income
Net appreciation in value of investments	$2,717,995	$2,481,903
Interest and dividends	1,362,079	472,855

Net investment income	4,080,074	2,954,758

Contributions
Employer	318,765	264,236
Participant	8,391,577	6,863,559
Rollovers	609,244	1,999,915

Contributions	9,319,586	9,127,710

Total additions	13,399,660	12,082,468

Deductions
Benefit payments	7,769,726	4,191,393
Administrative fees	219,749	97,236

Total deductions	7,989,475	4,288,629

Net increase	5,410,185	7,793,839
Transfers from merged plans	12,603,259	21,556,039

Net increase and transfers from merged plans	18,013,444	29,349,878

NET ASSETS AVAILABLE FOR BENEFITS
BEGINNING OF PERIOD	51,645,741	22,295,863

END OF PERIOD	$69,659,185	$51,645,741

The accompanying notes are an integral part of these financial statements.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

NOTE A - DESCRIPTION OF PLAN

The following description of the Leggett & Platt, Incorporated (L&P or the Company) 401(k) Plan and Trust (Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was originally established on September 1, 2000 and restated effective January 1, 2003 to consolidate certain active 401(k) plans of the Company’s subsidiaries and affiliates. The Plan is a defined contribution plan covering employees who meet eligibility requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility of Employees

Employees of an L&P branch or subsidiary who are classified as full-time and have completed one year of service, part-time employees credited with one year of service and at least 1,000 hours of service in the first twelve months of employment or in any calendar year, and bargaining unit employees who have negotiated inclusion into the Plan and credited with 1,000 hours of service in the first twelve months of employment or in any calendar year covered by the Plan are considered eligible for participation. If a previously ineligible employee changes employment status and as a result meets the above criteria, the employee may participate in the Plan the first day of the second month after becoming eligible. Eligible employees may participate beginning on January 1 or July 1 after meeting eligibility requirements or on any special entry date according to the adoption agreement.

Contributions

Employer contributions, including matching contributions, are made in accordance with the Plan document and are at the discretion of the employer. When other benefit plans are consolidated into this Plan, participating subsidiaries or affiliates have the option of not making any contributions or matching 20% or 40% of employee contributions, limited by 6% of eligible employee compensation. Employer discretionary contributions will be allocated based on each participant’s eligible contributions in proportion to total eligible employee contributions.

Employees may elect to voluntarily contribute up to 15% of eligible compensation, limited by annual Internal Revenue Service (IRS) contribution limits. Employee rollover contributions are also permitted. Participants direct the investment of all contributions into various investment options offered by the Plan. The Plan currently offers mutual funds and common trust funds as investment options for participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Vesting and Distributions

Participants are always 100% vested in their employee contributions and rollover accounts. A participant’s prior plan company matching contribution account and prior plan company profit sharing account merged into this Plan shall continue to vest in accordance with the vesting schedule set forth in the prior plan. In addition, company contributions are not vested until three years of service with 1,000 hours have been completed, at which time they will become 100% vested. A participant’s entire account balance will become fully vested at normal retirement age or termination due to disability or death. A participant’s non-vested account balance will be forfeited at the time of distribution of the vested account balance. The forfeitures will be used to restore accounts, pay Plan fees and expenses, and reduce Company matching contributions and/or Company discretionary matching contributions, as directed by the Plan Administrative Committee. Forfeitures for the years ended December 31, 2005 and 2004 were $24,495 and $12,047, respectively.

Participants with a rollover account may withdraw part or all of this account at any time for any reason. Upon separation of employment, participants with account balances of $5,000 or less will receive a lump sum taxable distribution unless the separated employee chooses to directly roll over the amount into an individual retirement account, annuity or trust. Participants with account balances over $5,000 may elect the following: defer payment until their normal retirement date; directly roll over the balance into an individual retirement account or be paid in a single lump sum. In-service withdrawals are allowed by participants after reaching age 59 1/2. In-service hardship withdrawals are also allowed by participants prior to reaching age 59 1/2, provided they meet the hardship withdrawal requirements set forth by the Plan.

Participant Loans

Participants may borrow from any of their vested participant accounts up to a maximum equal to the lesser of $50,000 (reduced by their highest outstanding loan balance during the twelve months immediately preceding the loan) or fifty percent (50%) of their vested account balance. The minimum loan amount is $500 and the interest rate will be set at the Prime Rate as quoted in the Wall Street Journal on the day the loan is processed, plus one percent (1%). The maximum number of loans that may be outstanding at any one time is two, one for any reason and one to acquire a principal residence.

Plan Trustee

Wachovia Bank, N.A., the sole trustee of the Plan, holds all Plan assets, executes all of the investment transactions, maintains the financial records relating to the trust, and makes all benefit payments as directed by the Plan Administrative Committee.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE A – DESCRIPTION OF PLAN - CONTINUED

Administrative Expenses

Administrative expenses are paid by both L&P and the Plan. Some expenses related to the investment funds are paid from participants’ accounts and are reflected in the financial statements of the Plan. All other expenses are paid directly by L&P and are not reflected in the financial statements of the Plan.

Plan Termination

Although it has not expressed any intent to do so, L&P has the right, by action of its Board of Directors, to terminate the Plan at any time. In the event of termination, participant accounts will immediately become 100% vested.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting, except for benefits payments, which are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

The market value of mutual fund and common stock investments is based upon quoted market prices as of the close of business on the last day of the year. Common trust funds are valued at the reported unit value, which is derived from the market value of the underlying investments. Purchases and sales of investments are recorded on a trade-date basis. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income Taxes

The Plan is a qualified tax-exempt plan under the Internal Revenue Code (IRC) and, therefore, is exempt from federal and state income taxes. A favorable determination letter was received on December 30, 2005 for amendments dated July 19, 2004 and before. Amendments have been made to the Plan subsequent to that date. L&P believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and conforms to the requirements of ERISA.

Reclassifications

Certain reclassifications have been made to the prior year consolidated financial statements to conform to the 2005 presentation.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS - CONTINUED

NOTE C – INVESTMENTS

The following presents the fair values of investments greater than 5 percent of net assets at December 31, 2005 and 2004:

	2005		2004
Wachovia Bank, N.A.
Stable Portfolio Group Trust	$29,673,773	*	$22,946,957	*
Diversified Bond Group Trust	4,139,010	*	3,234,188	*
Enhanced Stock Market Fund	3,914,023	*	2,797,017	*
Dreyfus S&P Midcap Index Fund	7,760,025	*	5,319,885	*
Fidelity Advisors Equity Growth Fund	—		5,156,815	*
American Century Growth Fund of America	5,685,367	*	—
Van Kampen Equity and Income Fund	3,805,368	*	2,566,542
Goldman Sachs Structured Intl Equity Fund	3,633,077	*	—

*	Represents an investment which exceeds 5 percent or greater of net assets available for Plan benefits.

During 2005 and 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2005	2004
Mutual Funds	$1,333,886	$1,530,190
Common Trust Funds	1,412,519	951,713
Common Stock	(28,410)	—

	$2,717,995	$2,481,903

Interest and dividends received on the Plan’s investments in 2005 and 2004 were $1,362,079 and $472,855, respectively.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE D - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits according to the financial statements to Form 5500:

	December 31,
	2005	2004
Net assets available for benefits per the financial statements	$69,659,185	$51,645,741
Amounts allocated to withdrawing participants	(284,524)	(9,240)

Net assets available for benefits per Form 5500	$69,374,661	$51,636,501

The following is a reconciliation of benefits paid to participants according to the financial statements to Form 5500:

Year Ended December 31, 2005
Benefits paid to participants per the financial statements	$7,769,726
Add: Amounts allocated to withdrawing participants at December 31, 2005	284,524
Less: Amounts allocated to withdrawing participants at December 31, 2004	(9,240)

Benefits paid to participants per Form 5500	$8,045,010

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

NOTE E - PARTIES-IN-INTEREST TRANSACTIONS

At December 31, 2005 and 2004, the Plan held units of participation in investment funds of Wachovia Bank, N.A. with a total market value of $40,370,552 and $31,024,241, respectively. The Plan held common stock of Leggett and Platt, Incorporated at December 31, 2005 and 2004 with a total market value of $194,600 and $0, respectively. In addition, the Plan held investments in loans to participants at December 31, 2005 and 2004 with a total market value of $2,553,115 and $1,965,739, respectively. These transactions are allowable party-in-interest transactions under Section 408(b)(8) of ERISA regulations and the regulations promulgated thereunder.

Leggett & Platt, Incorporated

401(k) Plan and Trust

NOTES TO FINANCIAL STATEMENTS – CONTINUED

NOTE F – ASSETS TRANSFERRED INTO PLAN

In an effort to consolidate its benefit plans, the Company transferred assets into this Plan from other various plans during the year. A summary of the transferred net assets available for benefits, including loans, that were merged into this Plan during 2005 and 2004 is as follows:

	2005

Merger Date	Merged Plan	Amount
2/1/2005	Crown Non-Bargaining Employees	$577,329
2/1/2005	Crown Bargaining Employees	47,741
3/1/2005	Maxflex	552,905
3/1/2005	Met Displays, Inc.	426,493
4/1/2005	Design Fabricators, Inc.	1,037,756
4/1/2005	Patterson Mold & Tool, Inc.	2,394,174
5/1/2005	Pace Industries, Inc.	3,304,579
6/1/2005	Leggett & Platt, Inc. Frozen	1,537,156
6/1/2005	Tarrant Interiors, Inc.	1,416,561
9/1/2005	Amco	1,308,565

Total net assets merged into Plan in 2005		$12,603,259

	2004

Merger Date	Merged Plan	Amount
2/1/2004	Product Technologies	$1,081,166
5/1/2004	Cambridge Tool	6,776,964
6/1/2004	Mangas Tool	2,898,499
6/1/2004	Super Sagless	8,138,524
Various	Other	2,660,886

Total net assets merged into Plan in 2004		$21,556,039

NOTE G – PLAN RESOLUTION AND SUBSEQUENT EVENT

On November 17, 2004, the Company’s Board of Directors adopted a resolution to merge selected plans of the Company’s subsidiaries and affiliates into this Plan. At various dates from January 1, 2006 through May 1, 2006, assets totaling approximately $7,600,000 were merged into this Plan.

Leggett & Platt, Incorporated

401(k) Plan and Trust

EIN 44-0324630 PN 025

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

December 31, 2005

Participant Contributions Transferred Late To Plan		Total That Constitute Non-exempt Prohibited Transactions
Amount	Original Due Date	Contributions Not Corrected	Contributions Corrected Outside VFCP		Contributions Pending Correction In VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
$281	Various Dates in 2005	—	$281	[1]	—	—
$130	Various Dates in 2005	—	$130	[2]	—	—
$1,407	Various Dates in 2005	—	$1,407	[3]	—	—
$1,739	Various Dates in 2004 and 2005	—	$1,739	[4]	—	—

[1]	Leggett & Platt, Incorporated remitted various 2005 withholdings to the Plan in April 2005.

Transaction was fully corrected April 2005.

[2]	Leggett & Platt, Incorporated remitted various 2005 withholdings to the Plan in July 2005.

Transaction was fully corrected July 2005.

[3]	Leggett & Platt, Incorporated remitted various 2005 withholdings to the Plan in August 2005.

Transaction was fully corrected August 2005.

[4]	Leggett & Platt, Incorporated remitted various 2004 and 2005 withholdings to the Plan in October 2005.

Transaction was fully corrected October 2005.

Leggett & Platt, Incorporated

401(k) Plan and Trust

EIN 44-0324630 PN 025

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) December 31, 2005

	Identity of Issuer	Description of Investment Account	Current Value(1)
*	Wachovia Bank, N.A.	Stable Portfolio Group Trust	$29,673,773
	Dreyfus	Dreyfus S&P Midcap Index Fund	7,760,025
	American Century	The Growth Fund of America	5,685,367
*	Wachovia Bank, N.A.	Diversified Bond Group Trust	4,139,010
*	Wachovia Bank, N.A.	Enhanced Stock Market Fund	3,914,023
	Van Kampen	Van Kampen Equity and Income Fund	3,805,368
	Goldman Sachs	Goldman Sachs Structured Intl Equity Fund	3,633,077
	American Century	American Century Large Co Value Fund	2,990,047
*	Wachovia Bank, N.A.	Evergreen Special Equity Fund	2,643,746
	American Century	American Century Small Co Fund	2,598,415
*	Leggett & Platt, Incorporated	Common Stock	194,600
*	Various Participants	Participant Loans with interest rates set at the Prime Rate plus 1% (5.0% - 11.5%)	2,553,115

			$69,590,566

(1)	See Note B of Notes to Financial Statements regarding carrying value of investments.
*	Investments in securities of parties-in-interest to the Plan.

B.	Exhibit List.

Exhibit 23	Consent of PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LEGGETT & PLATT, INCORPORATED
401(k) PLAN

Date: June 27, 2006	By:	/S/ ERNEST C. JETT
Ernest C. Jett
Senior Vice President- General Counsel
and Plan Administrative Committee Member

EXHIBIT INDEX

Exhibit No.	Document Description
Exhibit 23	Consent of PricewaterhouseCoopers LLP